February 9, 2018

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       PREDEX (1940 Act File No. 811-22808)

Dear Sir/Madam:

On behalf of PREDEX (the "Fund"), we hereby electronically file, Post-Effective Amendment No. 8 under the Investment Company Act of 1940 to the Fund’s Registration Statement on Form N-2. The Fund is also registering 6,000,000 additional shares under the Securities Act of 1933. The registration statement is filed pursuant to Rule 486(b) promulgated under the Securities Act of 1933. The main purpose of this filing is to register an increased number and dollar amount of shares and to respond to SEC staff comments related to a prior filing that served to designate shares of the Fund as Class I shares and register Class T and W shares as well as update certain disclosures in the Prospectuses and Statement of Additional Information. We believe that this update does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 486(b).

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Parker Bridgeport

4845-0417-3903.5